Exhibit 99.11

A Message from the LCA-Vision Full Value Committee

ATTENTION LCA-VISION STOCKHOLDERS

December 17, 2008

Dear Fellow Stockholder:

IT IS TIME FOR A CHANGE!

Dr. Stephen N. Joffe, Craig P.R. Joffe and Alan H. Buckey (collectively, “The LCA-Vision Full Value Committee”) own in the aggregate approximately 11.4% of the outstanding shares of LCA-Vision, Inc. (NadaqGS: LCAV - News) (“LCA-Vision” or the “Company”), making us one of the largest stockholders of the Company. The LCA-Vision Full Value Committee is comprised of the founders and former executive management team of LCA-Vision that helped build the Company from the ground up into the industry leader it once was. In a very short period of time, over 90% of the Company’s value has been wiped out under the existing executive management team and Board of Directors of the Company (the “LCA Board”). What’s more, the management and Board do not seem to share our serious concerns, or feel any sense of urgency regarding this dramatic decline in the Company’s operating and stock performance.

In the two years since Steve Straus was hired as CEO by the Board of Directors in November 2006, LCA-Vision shares have decreased over 90% from $32.71 to $3.12, the closing price on the day before we disclosed our 11.4% position in a filing with the Securities and Exchange Commission.  This represents an astounding loss in market capitalization to the Company’s stockholders of hundreds of millions of dollars and is simply unacceptable.  Regardless of the metric or indicator one looks at - whether it be the Company’s market capitalization, same store revenues, procedural volume, marketing costs, cash on the balance sheet, or employee attrition and morale - the story of abysmal performance is the same. While we know macroeconomic, industry and consumer challenges have contributed, in part, to the Company’s difficulties, we believe the Company’s disastrous performance is primarily attributable to a lack of strategic direction, poor decision-making, and poor execution by the LCA Board and executive management team.

The Company’s management and Board are leading the Company down a path to self-destruction. We, on the other hand, have a plan to right the ship and put the Company back on the path towards maximizing stockholder value.  In light of our past experience both with the Company and in the laser correction industry generally, we are uniquely positioned to help turn LCA-Vision around.  We will do everything within our power to save the Company that we worked so hard to build into an industry leader.  Under our leadership, as recently as 2006, LCA-Vision was named one of the top Small Cap Growth companies in the United States by Fortune and one of the “Hot Growth Companies” by Business Week.  With a lot of hard work by a passionate team that knows what they’re doing, we are committed to turn the Company around to get there again.

LCA-VISION’S CURRENT BOARD JUST DOESN’T GET IT!

It has become clear to us that LCA-Vision’s Board just does not get it!  We were both shocked and disappointed to read in a December 10, 2008 letter from the Company’s Chairman, E. Anthony Woods, the LCA Board does not agree with our description of the Company’s condition as “dire” or its prognosis as “poor.”  How bad does it have to get for stockholders before management and the Board to acknowledge the gravity of the situation facing the Company?

We have attempted numerous times to voice our serious concerns to the Board regarding the Company’s woeful performance and to offer our assistance and expertise to work together to help turn the Company around. How did the Company respond? By adopting a self-serving ‘poison pill’ designed to entrench the Company’s Board and management. Although the Board has done little to actually help the Company or its shareholders, apparently our significant concerns did not fall on totally deaf ears.

Do not be fooled!  This ‘poison pill’ is not nearly as much about protecting your interests as it is about protecting and promoting the self-serving interests of management and the LCA Board. We find it rather ironic that the Company claims the ‘poison pill’ was adopted to protect stockholders against tactics that could impair the LCA Board’s ability to represent stockholders’ interests fully.  In fact, it appears to us that the ones who stockholders really need protection from is a Board and management team who are burning $2 million of cash per month, adopting ‘golden parachutes’ for executives, and paying out excessive compensation to executives and members of the Board, all despite the Company’s abysmal performance.  Furthermore, the Board would have you believe that “the stockholder rights plan adopted by LCA-Vision is similar to rights plans adopted by many other publicly traded companies.” What they conveniently fail to tell you is that the ‘poison pill’ contains an overbroad, unusual and uncustomary ‘adverse person’ provision that essentially gives the Company “carte blanche” authority to lower the poison pill’s ownership threshold to just 10 percent if a majority of the LCA Board determines that an individual or group of investors (including existing 10% holders) is an “adverse person.”  As the Board also neglected to tell you, RiskMetrics (ISS) generally looks down upon ‘poison pills’ that include provisions like this that could cause a large stockholder to inadvertently trigger the pill.

DO NOT BE MISLED!

In the coming months, LCA-Vision stockholders will be making critical decisions regarding the future of our Company. As such, it is imperative that you have all the facts straight and understand precisely how the interests of the LCA-Vision Full Value Committee are squarely aligned with those of all stakeholders. We urge you not to be distracted by any “smokescreens” the Company may use to divert your attention from the real issues affecting the Company.  The bottom line is that no “smokescreen” can conceal the plain truth about the Company’s disastrous performance.

WHAT THEY MAY SAY:  “The LCA-Vision Full Value Committee is seeking to take control of the Company without paying a premium. The members of the LCA-Vision Full Value Committee are short-term opportunistic stockholders.  They acquired more than 10% of the Company over a period of less than a month at current low price levels.  As such, their interests may not be aligned with those of long-term stockholders. In fact, the members of the LCA-Vision Full Value Committee were exploring a potential transaction to take your Company private as recently as July of this year.”

THE REALITY:  Make no mistake about it: the members of The LCA-Vision Full Value Committee are long-term stockholders of the Company.  As such, our interests are directly aligned with the interests of all stockholders. If elected to the LCA Board, we are committed to working tirelessly to increase stockholder value.  The members of the LCA-Vision Full Value Committee terminated all substantive discussions in connection with a potential transaction in July of this year and began to independently acquire shares of the Company’s common stock based on their belief that the shares represented an attractive investment opportunity.

WHAT THEY MAY SAY: “Each of the members of the LCA-Vision Full Value Committee has previously served as an executive officer of LCA-Vision and, in the case of Dr. Joffe and Craig Joffe, also as a director.  Each of these gentlemen voluntarily resigned from those positions to pursue alternative personal or business objectives.  The LCA Board believes that their recent offers to help the Company are not genuine especially since they previously abandoned the Company.”

THE REALITY:  Dr. Joffe, Craig Joffe and Alan Buckey left the Company at different times, under different circumstances.  Dr. Joffe resigned as CEO in February 2006, and was replaced as Chairman of the Board in March 2006.  The backdrop surrounding these events was a disagreement with the Board over the terms of his compensation.  Dr. Joffe was never awarded a single stock option or share by the Board during his entire tenure with the Company.  The LCA-Vision Full Value Committee is fully committed to tying the CEO’s compensation to performance and will not continue the Company’s unfortunate trend of rewarding the CEO with increased compensation and benefits while stockholder value suffers, regardless of who the CEO is. Craig Joffe resigned as a Director, Chief Operating Officer & General Counsel in March 2007.  After serving as Interim CEO of the Company from March-November 2006, Craig Joffe worked with Steve Straus for approximately five months before concluding that Mr. Straus would not lead the Company in a direction with which Craig Joffe would be proud to be associated.  Alan Buckey resigned in June 2008.  Mr. Buckey had serious concerns with the performance of Mr. Straus as CEO and encountered problems in attempting to work with Mr. Straus and the members of the LCA-Board to increase stockholder value.  Mr. Buckey presented the Chairman of the Board a long list of concerns about Steve Straus’s continued role at the Company.  After the Chairman continued to blindly support Steve Straus, Mr. Buckey realized he had no choice but to resign.  Since his departure, the serious concerns Mr. Buckey had perceived and voiced regarding the Company and CEO Straus have been unfortunately realized, as evidenced by the recent disastrous performance and loss of confidence in the CEO. With Mr. Buckey’s departure, the loss of institutional knowledge and history in the Company’s executive suite was complete.

A number of surgeons have indicated their strong support for the return of Dr. Joffe and the other members of the LCA-Vision Full Value Committee. On more than one occasion in the past year, a majority of the Company’s affiliated surgeons have informed the Company’s Chairman and independent directors that they have “NO CONFIDENCE” in the ability of Mr. Steve Straus as a leader.

WHAT THEY MAY SAY:  “One of the primary reasons Dr. Joffe resigned his positions with the Company in 2006 was due to his undisclosed interests in TLC Vision Corporation (“TLC”), one of the Company’s primary competitors. In 2007, Dr. Joffe expressed interest in a potential transaction to take TLC private and then threatened an election contest in 2008. How can you trust that Dr. Joffe is fully committed to LCA-Vision and that his interests are aligned with yours?”

THE REALITY: Dr. Joffe is fully committed to LCA-Vision, the Company he founded. He feels financially, ethically, and reputationally compelled to help rescue LCA-Vision before it implodes.  Dr. Joffe looks forward to the opportunity to once again help build LCA-Vision into the industry leader it once was under his auspices.  Furthermore, if elected to the LCA Board, Dr. Joffe would agree not to take an interest or ownership position in any ophthalmic-related company and his focus would be on maximizing stockholder value at LCA-Vision.

WHAT THEY MAY SAY:  “Dr. Joffe and Craig Joffe co-founded Joffe MediCenter, a competitor of LCA-Vision in certain markets.  As such, stockholders should question their true intentions with regard to their investment in LCA-Vision and should ask themselves whether their interests are aligned.”

THE REALITY:  Joffe MediCenter, a laser vision and aesthetic company, operates in just two locations in the U.S. and arguably competes with LCA-Vision vision centers in these markets.  With its two locations, Dr. Joffe and Craig Joffe do not believe Joffe MediCenter is material to LCAV’s financial and operational results.  Cognizant of any potential for perceived conflicts of interest, however, Dr. Joffe and Craig Joffe would agree, if elected to the LCA Board, to explore, in good faith, selling to the Company their interests in Joffe MediCenter, among other options.  In addition, during such discussions with the Board, Dr. Joffe and Craig Joffe would agree not to open any new locations that compete with LCA-Vision vision centers in such markets.  Stockholders should know that the investment in Joffe MediCenter, in which Craig Joffe serves as the CEO, has enabled Dr. Joffe and Craig Joffe to remain current in the laser vision correction industry, including operating in the challenging macroeconomic and consumer environment that exist today.  In addition to growing its LASIK business during these challenging economic times, Joffe MediCenter has provided Dr. Joffe and Craig Joffe key insights regarding possible revenue streams LCA-Vision may want to assess as it looks to diversify its revenue streams going forward, including laser-based and other aesthetic procedures.  The LCA-Vision Full Value Committee believes that it can make the most out of these insights in helping to restore value at the Company.

ASK YOURSELF WHETHER THE CURRENT BOARD’S INTERESTS ARE ALIGNED WITH YOUR BEST INTERESTS AS STOCKHOLDERS

We believe the apparent lack of concern for stockholder value is at least in part due to the fact that the current directors have little personal stake in the company. It should be noted that collectively the members of the LCA Board and the executive management team beneficially own less than 1% of the Company.  And approximately half of the shares owned by the Board were granted by the Company as compensation to the Board for their service.  Despite the Company’s disastrous performance, management continues to reward themselves with large payouts. In the first quarter of 2008, the LCA Board granted the CEO an 8% raise.  In the second quarter of 2008, upon announcing disastrous financial and operating results, the LCA Board significantly increased the CEO’s guaranteed payments under a golden parachute from one year to two years, and provided him with other benefits.  We urge all stockholders to ask themselves whose interests the Board has in mind when it fails to tie the compensation of its CEO to performance, and when it responds to our genuine offer to help restore value by adopting an overly broad poison pill without stockholder approval.  We believe the answer is clear.

WE ARE NOT THE ONLY ONES WHO HAVE LOST CONFIDENCE IN THIS BOARD AND MANAGEMENT TEAM

Since announcing our significant stock position in the Company, we have had the opportunity to speak to a number of LCA-Vision’s stockholders and analysts.  Needless to say, it has become abundantly clear to us that we are not the only ones unhappy with the Company’s performance.  Since Steve Straus was appointed CEO in November 2006, over 10 of the Company’s leading ophthalmologists have either resigned or been terminated by the Company, apparently without cause. In addition, in a letter dated June 10, 2008, a majority of the Company’s affiliated surgeons informed the Company’s Chairman and independent directors that they had “NO CONFIDENCE in the ability of Mr. Steve Straus to right the direction of LCA-Vision as a businessman and as a leader of surgeons and staff.”  This letter, which was signed by 40 of the 46 surgeons contacted, was followed up by subsequent correspondence to the LCA Board from the surgeons declaring their lack of confidence in the CEO.  How did the LCA Board respond?  By adopting more protective indemnification agreements to further insulate them from their own accountability “to the fullest extent of the law.” Does this sound like a Board that is more committed to advancing stockholders’ interests, or its own?

STOCKHOLDER VALUE CONTINUES TO ERODE UNDER THIS BOARD AND MANAGEMENT TEAM

While the Board spends its time and our money looking for ways to further entrench itself and protect its own interests, LCA’s operational and financial performance continues to deteriorate. Over the past nine months, stockholder value has continued to erode under this Board and management team’s misguided strategic direction, and there does not appear to be an end in sight.

IT IS TIME FOR ACCOUNTABILITY

Enough is enough!  It is time for stockholders to be heard. This Board has made a mockery out of corporate governance, while the Company continues to lose money at an alarming rate and stockholders suffer significant losses.  Given the current Board’s history of weak oversight and poor judgment, we do not believe the current Board has the ability or willingness to make the necessary structural, leadership and operational changes required to maximize stockholder value.  Accordingly, the LCA-Vision Full Value Committee believes the best way to address these issues is by removing all members of the current LCA Board and replacing them with highly qualified and experienced individuals committed to enhancing stockholder value.

In the coming days, we will yet again reach out to the LCA Board in hopes that they are now ready to engage in meaningful discussions with us regarding our serious concerns with the Company and the reconfiguration of the LCA Board to include the members of The LCA-Vision Full Value Committee.  If the LCA Board continues to rebuff us and summarily dismiss us as a “distraction,” we will not hesitate to take all necessary action to protect our investment, including seeking to remove and replace the existing LCA Board.  We hope that you share our sense of urgency and support us as we continue to do everything within our power to save the Company and maximize stockholder value.

Thank you in advance for your support.

Sincerely,

The LCA-Vision Full Value Committee